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                                                                    EXHIBIT 4.16

[HSBC LOGO]

                        PRICE DETERMINATION AGREEMENT

To:   Nam Tai Electronics,Inc. '
      Mcw. Todman & Co.
      McNamara Chambers
      PO BOX 3342
      Road Town
      Tonola
      British Virgin Islands
                                                                   22 APRIL 2004

Dear Sirs

Global Offering of 180,000,000 Shares OF HK$0.10 each (210,000,000 Shares If the Over-allotment Option is exercised in full) of Nam Tai Electronic & Electrical Products Limited (the "Company")

We refer to the Public Offer Underwriting Agreement dated 16 April 2004 between the Company, yourselves, ourselves and others relating to the Global Offering. Terms defined In the Public Offer Underwriting Agreement have the some meanings when used in this letter

This letter confirms the agreement reached today between yourselves (after conversation with the Company) and ourselves that the offer Price shall be HK$3.88 per Share (exclusive of brokerage. Hong Kong Stock Exchange trading fee, SFC transaction levy and Investor compensation levy).

Yours faithfully,

For itself and on behalf of each of the Public Offer Underwriters
The Hongkong and Shanghel Banking Corporation Limited

/s/ Jonathan Orders
------------------------
Name:  Jonathan Orders

Title: Head of Equity Captial Markets
       Managing Director, Corporate Finance and Advisory,Asia-Pacific

CONFIRMED AND ACCEPTED as of the date first above written

For and on behalf of            For and on behalf of
Nam Tai Electronics, Inc.       Nam Tai Electronic & Electrical Products Umited

/s/ KOO MING KOWN              /s/ WONG KUEN LING
------------------------        ------------------------
Name: KOO MING KOWN             Name: WONG KUEN LING

Title: CFO                      Title: CHAIRMAN & CEO

THE HONGKONG AND SHANGHAI BANKING, CORPORATIONS LIMITED
CORPORATE INVESMENT BANKING AND MARKETS
LEVEL 15.)QUEEN'S ROAD CENTRAL, HONG KONG
TEL:(852)9848888 FAX:(852)28455654